Exhibit 99.1

Company announcement

No. 26 / 2020

Interim report for
Q1 2020

Zealand Pharma files New Drug Application with U.S. FDA for dasiglucagon HypoPal® rescue pen, secures DKK 137 million in additional investment, and accelerates readiness of U.S. commercial operations

Interim report for Q1 2020

Zealand Pharma A/S (Nasdaq: ZEAL) (CVR No. 20045078), a biotechnology company changing lives with innovative peptide-based medicines, today announced financial results for the first quarter of 2020.

Emmanuel Dulac, President and Chief Executive Officer at Zealand Pharma, comments:

•	Zealand Pharma continues to deliver on our commitments, as demonstrated by the achievements made in the first quarter of 2020. We submitted the New Drug Application to the U.S. FDA for the dasiglucagon HypoPal® rescue pen on schedule and reported positive topline results from a Phase 2 trial evaluating dasiglucagon in treating post bariatric surgery hypoglycemia. Our team continues to deliver despite the highly challenging circumstances created globally by the COVID-19 pandemic, which we continue to monitor and adapt to accordingly. From the continuation of our ongoing clinical trials, to the acquisition of a commercial-stage business in order to accelerate our plans for U.S. operations, we remain dedicated on transforming the lives of patients by delivering novel peptide therapeutics.

Financial results for the first quarter of 2020

•	Revenue: DKK 12.4 million / USD 1.8 million (DKK 0.0 million / USD 0.0 million in the first three months of 2019).

•	Net operating expenses: DKK 189.7 million / USD 27.8 million (DKK 135.9 million / USD 20.4 million in the first three months of 2019).

•	Net operating result: DKK –177.2 million / USD –26.0 million (DKK -135.8 million / USD -20.4 million in the first three months of 2019).

•	Cash, cash equivalents, and marketable securities: DKK 1,290.6 million / USD 189.4 million as of March 31, 2020 (March 31, 2019: DKK 1,263.3 million / USD 190.1 million).

Business highlights for the first quarter of 2020 and subsequent events

•	Filed the company’s first New Drug Application (NDA) to the U.S. FDA for the dasiglucagon HypoPal® rescue pen to treat severe hypoglycemia

•	Announced positive topline results from a Phase 2 clinical trial using mini-doses of dasiglucagon in individuals who have undergone gastric bypass bariatric surgery

•	Regained worldwide rights to Amylin analog program from Boehringer Ingelheim

•	Secured DKK 137 million through a private placement and direct issue of shares to a U.S.-based investor

Subsequent to the interim period

•	Establishing U.S. commercial operations was accelerated by acquiring substantially all of the business assets of Valeritas Holdings, Inc., including the marketed V-Go® wearable insulin delivery device, and transferring 110 employees as well as supporting systems, processes and the majority of established contracts, in a cash transaction of USD 23.0 million on April 2.

•	Presented positive clinical data and health economic outcome data with use of regular human insulin delivered by the V-Go® in adults with type 2 diabetes

•	Boehringer Ingelheim initiated a Phase 2 trial in late April with BI 456906, a long-acting GLP-1/Glucagon dual agonist, for treatment of Type 2 diabetes and obesity. Dosing of the first patient in the Phase 2 trial will trigger a EUR 20 million milestone payment to Zealand. Boehringer Ingelheim has also informed Zealand that they intend to expand development of BI 456906 to also include treatment of non-alcoholic steatohepatitis (NASH).

Financial guidance for 2020

In 2020, Zealand expects revenue from existing license agreements and the product sales of the V-Go® wearable insulin delivery device. However, since such revenue is uncertain in terms of size and timing, Zealand does not intend to provide guidance on such revenue.

Net operating expenses in 2020 are expected to be within the range of DKK 950-1,000 million. The increase in guidance compared to the prior guidance for 2020 of DKK 790-810 million is due to the completion of the asset purchase agreement for Valeritas, which closed on April 2, 2020. The acquisition increased Zealand Pharma’s personnel by 110 employees in the United States and added the V-Go program to the Zealand commercial portfolio.

Update regarding COVID-19

Zealand continues to monitor the COVID-19 pandemic and take precautions to keep our employees, patients, business and clinical partners safe. We maintain compliance with guidance from applicable government and health authorities. We have adapted the way we work to support our community’s efforts to reduce the transmission of COVID-19 and protect our employees, while continuing to provide patient care and maintain business continuity.

Zealand has taken measures to secure its discovery activities, which remain ongoing, while work in laboratories and facilities has been organized to reduce the risk of COVID-19 transmission. The impact of COVID-19 on our research activities has thus far been minimal. Employees who can work from home have been doing so, while those needing to work in laboratory facilities are divided into shifts to reduce the number of people gathered together at one time. Business travel has been suspended, and online and teleconference technology is used to meet virtually rather than in person.

Consistent with our announcement on April 2, 2020, we have continued our clinical trials while working with authorities, investigators, trial sites and CROs to minimize site visits and ensure optimal trial follow-up. Specifically, there has been minimal impact to patients currently enrolled in the ongoing studies for congenital hyperinsulinism and short bowel syndrome, due to the high unmet medical need of their treatments and the availability of innovative tools to digitally monitor and manage patients.

Several clinical sites paused enrollment of new patients into trials to accommodate the pressure on hospital systems caused by the initial phase of the COVID-19 outbreak. However, we are starting to see some of these sites opening for new patient enrollment and expect this positive development to continue over the coming months assuming that the pressure on hospital systems is reduced in accordance with reduced incidence of the pandemic in affected jurisdictions.

Direct engagement with health care providers and patients has reduced and has been transformed by leveraging virtual meetings, training, and support. Commercial activities in the U.S. are focused on continuing to support the business for the V-Go® wearable insulin delivery device (acquired on April 2, 2020), while ensuring a continued high level of service and support for patients who have already been prescribed the device.

Pipeline as of March 31, 2020

1 NDA filed March 2020; 2 Partnered with Boehringer Ingelheim. Zealand eligible for EUR 365m in outstanding milestones; 3 Partnered with Alexion Pharmaceuticals: Zealand eligible for USD 610m in outstanding milestones. 4 Acquired Encycle Therapeutics, Inc.: future potential earn-outs of up to USD 80m contingent on successful achievement of development, regulatory and commercial milestones; payable in cash and/or ZEAL equity at Zealand’s discretion.

Metabolic diseases

Dasiglucagon is Zealand’s lead drug in development to improve the treatment of metabolic diseases. Dasiglucagon is a stable glucagon analog being developed in four distinct indications:

Dasiglucagon HypoPal® rescue pen for severe hypoglycemia

The New Drug Application (NDA) with the U.S. FDA was filed in Q1 2020. An integrated commercial team was on boarded to support a potential launch in the U.S. market in 2021.

The ready-to-use dasiglucagon rescue pen, the HypoPal®, is designed to offer diabetes patients fast and effective treatment for severe hypoglycemia. In the pivotal and confirmatory Phase 3 trials, the primary and all key secondary endpoints were successfully achieved with a median time to blood glucose recovery of 10 minutes. Results from a pediatric Phase 3 study announced in September 2019 demonstrate that the median time to blood glucose recovery was 10 minutes for dasiglucagon also in children.

Dasiglucagon dual-hormone artificial pancreas for automated diabetes management

Zealand is developing a 1 ml cartridge containing 4 mg/ml dasiglucagon, intended for use in dual-hormone artificial pancreas pumps.

We are collaborating with Beta Bionics, developer of the iLet™, a pocket-sized, dual-chamber, autonomous, glycemic control system. The iLet mimics a biological pancreas by calculating and dosing insulin and/or glucagon (dasiglucagon) as needed, based on data from the diabetic person’s continuous glucose monitor. Top-line results from a Phase 2 trial in patients with Type 1 diabetes demonstrated that the bihormonal iLet using dasiglucagon provided superior glycemic control over the insulin-only iLet. During the bihormonal period, 90% of participants had a mean CGM glucose level of < 154 mg/dL, whereas only 50% of participants on the insulin-only iLet achieved this. Importantly these glycemic targets were achieved while time spent with blood glucose levels < 54 mg/dL was only 0.3% in the bihormonal and 0.6% in the insulin-only arm.

In late March 2020, Beta Bionics initiated screening of patients into the insulin-only bionic pancreas pivotal trial (details available on https://clinicaltrials.gov/ct2/show/NCT04200313), and Zealand and Beta Bionics continue the positive dialogue with the FDA regarding the bi-hormonal bionic pancreas Phase 3 trial with expected initiation in late 2020.

Dasiglucagon for congenital hyperinsulism (CHI)

The potential of chronic dasiglucagon infusion delivered via a pump to prevent hypoglycemia in children with CHI is being evaluated in a Phase 3 program. The aim is to reduce or eliminate the need for intensive hospital treatment, reduce the frequency of dangerous low blood glucose and need for constant feeding, and to potentially delay or eliminate the need for pancreatectomy. The U.S. FDA and the European Commission both granted orphan drug designation to dasiglucagon for the treatment of CHI.

Two Phase 3 trials are ongoing with results expected in 2020. The first Phase 3 trial is with 32 CHI children aged 3 months to 12 years, and the second Phase 3 trial is with 12 CHI children from 7 days up to one year of age.

Dasiglucagon for post bariatric surgery hypoglycemia

A Phase 2 dose-finding clinical proof of concept trial reported results in March 2020 that demonstrate mini doses of dasiglucagon significantly reduced meal-induced hypoglycemia compared to placebo in individuals who have undergone gastric bypass bariatric surgery.

Gastrointestinal diseases

Glepaglutide

Zealand is developing treatments for gastrointestinal diseases, with current focus on short bowel syndrome (SBS). One of the leading programs in Zealand’s pipeline is glepaglutide, a long-acting GLP-2 analog being developed in an auto-injector with potential for convenient weekly administration. The pivotal Phase 3 trial seeks to establish the efficacy and safety of once- and twice-weekly administration of glepaglutide in patients with SBS. The primary endpoint is to evaluate the reduction in weekly parenteral support volume from baseline to week 24. Due to the impact of COVID-19 on new patient enrollment, trial results are now expected H2 2021 (previously H1 2021). Orphan drug designation is granted in the U.S.

ZP7570

ZP7570 is a potential first-in-class and long-acting GLP-1R/GLP-2R dual agonist. ZP7570 is designed to improve management of SBS beyond what is achievable with mono GLP-2 treatments, and may represent a next level of innovation for helping SBS patients to further realize full potential for intestinal rehabilitation. Results from the Phase 1a single-ascending dose, safety and tolerability trial are expected in 2020, and we now plan to initiate the Phase 1b multiple-ascending dose, safety and tolerability trial in 2021 (previously late 2020).

Pre-Clinical Programs

ZP10000: Integrin a4b7 Inhibitor

Zealand is developing a pre-clinical lead asset ZP10000 as an orally-delivered peptide drug to target integrin a4b7, which is involved in the pathogenesis of inflammatory bowel disease (IBD). The target’s mode of action has been clinically validated in IBD by vedolizumab, an approved, infusion-only a4b7 integrin inhibitor. The asset was acquired in 2019 from a unique platform technology that enables the rapid synthesis of macrocyclic peptides exhibiting enhanced drug-like properties.

Ion Channel Blockers

We have identified novel peptides that are potent and selective blockers of ion channels that may play roles in several inflammatory diseases. Further optimization is required and we expect these programs to contribute to the clinical pipeline in the future.

GIP analogs

Expanding on our GLP-1 experience, we have discovered potent selective analogs of gastric inhibitory peptide (GIP) and extended this to single peptides that have dual activity at both GIP and GLP-1 receptors as well as single peptides with triple activity at GIP, GLP-1 and glucagon receptors. These peptides have therapeutic potential to treat metabolic diseases such as type 2 diabetes and obesity with early clinical validation of GIP/GLP-1 dual agonist provided by a Phase 2 study reported in 2018 (Frias et al, The Lancet 392:2180-2193).

Long-acting Amylin analog

Zealand regained the worldwide rights to the Amylin analog program from Boehringer Ingelheim, including the lead molecule that had been in development as a potential once-weekly treatment of obesity and Type 2 diabetes. In pre-clinical studies, the novel, long-acting Amylin analog was observed to potentially prevent the development of obesity in pre-clinical models, suggesting its potential use in treating obesity and obesity-related comorbidities. Potential development of Amylin within the Zealand pipeline is being assessed.

Partner programs

BI 456906: Long-acting GLP-1/GLU dual agonist for obesity and/or diabetes (with Boehringer Ingelheim)

The GLP-1/glucagon dual agonist activates two key gut hormone receptors simultaneously and may offer better blood sugar and weight-loss control than current single-hormone receptor agonist treatments. The lead molecule BI 456906 is targeting treatment of diabetes, obesity and non-alcoholic steatohepatitis (NASH). Boehringer Ingelheim initiated a Phase 2 trial on April 30, based on the safety, tolerability, and favorable weight loss potential in individuals with a BMI up to 40 kg/m2 observed in Phase 1.

The Phase 2 trial is a randomized, parallel group, dose-finding study of subcutaneously administered BI 456906, compared with placebo and open-label semaglutide in 410 patients with Type 2 diabetes mellitus. The main objective of the trial is to demonstrate a dose-relationship of BI 456906 on HbA1c from baseline to 16 weeks relative to placebo. Secondary objectives are to assess the effect of BI 456906 on change in body weight. An open-label comparator (semaglutide) will allow for comparison of the effects against a pure GLP-1R agonist. Additional details about the study are available at https://clinicaltrials.gov/ct2/show/NCT04153929.

Boehringer Ingelheim is funding all research, development and commercialization activities related to the treatment. Zealand is eligible to receive up to EUR 386 million in milestone payments (of which EUR 365 million is outstanding) and high-single to low-double digit royalties on global sales. Zealand will receive a milestone payment of EUR 20 million related to dosing of first patient in the Phase 2 trial.

Complement inhibitors (with Alexion Pharmaceuticals)

Zealand and Alexion Pharmaceuticals announced in March that they will collaborate on the discovery and development of novel peptide therapies for complement-mediated diseases. Under the terms of the agreement, Alexion and Zealand entered into an exclusive collaboration for the discovery and development of subcutaneously delivered peptide therapies directed to up to four complement pathway targets. The lead program is a long-acting inhibitor of Complement C3 which has the potential to treat a broad range of complement mediated diseases. Zealand will lead the joint discovery and research efforts through the preclinical stage, and Alexion will lead development efforts beginning with IND filing and Phase 1 studies.

For the lead target, Zealand is eligible to receive up to USD 610 million in development and sales milestone payments, plus royalties on global sales in the high single to low double digits.

Conference call today at 4:00 pm CEST / 10:00 am EDT

Zealand’s management will host a conference call today at 4:00 pm CEST to present results through the first quarter of 2020. Participating in the call will be Chief Executive Officer Emmanuel Dulac, Chief Financial Officer Matt Dallas, and Chief Medical and Development Officer Adam Steensberg. The presentation will be followed by a Q&A session.

The conference call will be conducted in English, and the dial-in numbers are:

Denmark	+45 32 72 80 42
United Kingdom	+44 (0) 844 571 8892
United States	+1 631 510 7495
France	+33 (0) 176700794
Netherlands	+31 (0) 207143545

Passcode	7576485

A live audio webcast of the call, including an accompanying slide presentation, will be available via the following link, https://edge.media-server.com/mmc/p/if6x6hq7, also accessible from the Investor section of Zealand’s website (www.zealandpharma.com). Participants are advised to register for the webcast approximately 10 minutes before the start. A recording of the event will be available on the Investor section of Zealand’s website following the call.

Upcoming events

Zealand Pharma plans to publish results for the first half 2020 on August 13, 2020.

# # #

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq: ZEAL) ("Zealand") is a biotechnology company focused on the discovery, development, and commercialization of next generation peptide-based medicines that change the lives of people living with metabolic and gastrointestinal diseases. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s robust pipeline of investigational medicines includes three candidates in late stage development, and one candidate being reviewed for regulatory approval in the United States. Zealand markets V-Go®, an all-in-one basal-bolus insulin delivery option for people with diabetes. License collaborations with Boehringer Ingelheim and Alexion Pharmaceuticals create opportunity for more patients to potentially benefit from Zealand-invented peptide therapeutics.

Zealand was founded in 1998 in Copenhagen, Denmark, and has presence throughout the U.S. that includes key locations in New York, Boston, and Marlborough (MA). For more information about Zealand’s business and activities, please visit http://www.zealandpharma.com.

Safe Harbor / Forward-Looking Statement

The above information contains forward-looking statements that provide our expectations or forecasts of future events such as the impact of the global COVID-19 pandemic on our business, new product introductions, clinical development activities and anticipated results, product approvals, financial performance and integration of a recently acquired business. Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions. This may cause actual results to differ materially from expectations and it may cause any or all of our forward-looking statements here or in other publications to be wrong. Factors that may affect future results include the impact of the global COVID-19 pandemic, interest rate and currency exchange rate fluctuations, delay or failure of clinical trials and other development activities, production problems, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Zealand's products, introduction of competing products, Zealand's ability to successfully market both new and existing products, exposure to product liability and other lawsuits, changes in reimbursement rules and governmental laws and related interpretation thereof, unexpected growth in costs and expenses, and Zealand’s ability to integrate businesses in varying geographies with different commercial and operating characteristics.

Certain assumptions made by Zealand are required by Danish Securities Law for full disclosure of material corporate information. Some assumptions, including assumptions relating to sales associated with a product that is prescribed for unapproved uses, are made taking into account past performances of other similar drugs for similar disease states or past performance of the same drug in other regions where the product is currently marketed. It is important to note that although physicians may, as part of their freedom to practice medicine in the United States, prescribe approved drugs for any use they deem appropriate, including unapproved uses, at Zealand, promotion of unapproved uses is strictly prohibited.

NOTE: DKK/USD Exchange rates used: March 31, 2020 = 6.8158 and March 31, 2019 = 6.6446

For further information, please contact:

Zealand Pharma Investor Relations
+45 50 60 38 00
investors@zealandpharma.com

Matt Dallas, Senior Vice President and Chief Financial Officer
MDallas@zealandpharma.com

Lani Pollworth Morvan, Investor Relations and Communication
LMorvan@zealandpharma.com

Key figures

DKK thousand

		Reviewed		Audited
INCOME STATEMENT AND COMPREHENSIVE INCOME	Note	Q1 2020	Q1 2019	FY 2019
Revenue		12,417	0	41,333
Royalty expenses		0	0	-415
Research and development expenses		-164,651	-121,487	-561,423
Administrative expenses		-25,076	-14,455	-67,881
Other operating income		107	158	444
Net operating expenses		-189,620	-135,784	-628,860
Operating result		-177,203	-135,784	-576,942
Net financial items		-3,245	6,965	11,265
Result before tax		-180,447	-128,819	-576,677
Income tax	(1)	931	1,308	5,136
Net result for the period		-179,516	-127,511	-571,541
Comprehensive result for the period		-179,543	-127,511	-571,541
Earnings/loss per share - basic/diluted (DKK)		-4.98	-4.13	-16.91

STATEMENT OF FINANCIAL POSITION		March 31, 2020	March 31, 2019	December 31, 2019
Cash and cash equivalents		999,707	962,925	1,081,060
Marketable securities		290,935	300,382	299,448
Total assets		1,561,595	1,350,519	1,599,514
Share capital ('000 shares)		36,888	36,055	36,055
Equity		1,215,392	1,084,291	1,242,673
Total liabilities		346,203	266,228	356,841
Equity ratio	(2)	0.78	0.80	0.78

CASH FLOW		Q1 2020	Q1 2019	FY 2019
Cash outflow/inflow from operating activities		-212,383	48,888	-409,455
Cash outflow/inflow from investing activities		-18,698	-29,670	-51,666
Cash outflow/inflow from financing activities		144,632	89,224	674,480
Purchase of property, plant and equipment		-3,701	-298	-21,036
Sale of property, plant and equipment		0	25	25
Free cash flow	(3)	-216,084	48,615	-430,491

OTHER		March 31, 2020	March 31, 2019	December 31, 2019
Share price (DKK)		233.6	118.5	235.40
Market capitalization (MDKK)	(4)	8,617	3,752	8,487
Equity per share (DKK)	(5)	33.01	35.29	34.52
Average number of employees		188	161	173
Number of full time employees at the end of the period		191	153	179

Notes:

(1) Zealand expects to be eligible to receive up to DKK 5.5 million in income tax benefit for 2020, of which DKK 1.4 million has been recognized for the period ended March 31, 2020.

(2) Equity ratio is calculated as equity at the balance sheet date divided by total assets at the balance sheet date.

(3) Free cash flow is calculated as the sum of cash flows from operating activities and purchase of property, plant and equipment.

(4) Market capitalization is calculated as outstanding shares at the balance sheet date times the share price at the balance sheet date.

(5) Equity per share is calculated as shareholders' equity divided by total number of shares less treasury shares.

Financial review

Comparative figures for the corresponding period in 2019 are shown in brackets except for the financial position, which expresses the comparative figures as of December 31, 2019.

The reviewed condensed consolidated interim financial statements of the Group have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board, or the IASB. The reviewed condensed consolidated interim financial statements are presented in DKK, which is the functional currency of the Company.

Financial results

Revenue

Revenue for the three months ended March 31, 2020 amounted to DKK 12.4 million that comes from the agreement with Alexion entered into in 2019. Revenue for the same period of 2019 was DKK 0.0 million.

Research and development expenses

Research and development expenses for the three months ended March 31, 2020 amounted to DKK 164.7 million, an increase of 36% versus the same period in 2019, in which research and development expenses were DKK 121.5 million. The costs mainly relate to the regulatory efforts to support the NDA filing for the dasiglucagon HypoPal rescue pen, clinical development of dasiglucagon and glepaglutide programs, as well as pre-clinical research activities.

Administrative expenses

Administrative expenses consist of expenses for administrative personnel, company premises, investor relations and similar items. Administrative expenses for the three months ended March 31, 2020 amounted to DKK 25.1 million, an increase of 73.5% versus the same period in 2019, in which administrative expenses were DKK 14.5 million. The increase is due to higher consultancy and legal costs of which DKK 7.1 million relates to the acquisition of the Valeritas business but also new company headquarters and increased compensation expenses.

Operating result

Operating result reflects revenue, research and development expenses, administrative expenses and other operating income, as discussed above. The operating result for the three months ended March 31, 2020 was DKK -177.2 million compared to DKK -135.8 million for the same period in 2019.

Financial income and financial expenses

Financial income and financial expenses, which we refer to collectively as net financial items, consist of interest income and expense, dividend, banking fees and impact from adjustments from changes in currencies. Net financial items for the three months ended March 31, 2020 amounted to DKK 3.2 million (expenses) as compared to DKK 7.0 million (income) for the same period in 2019. The decrease is primarily driven by the unfavorable impact from fair value adjustment of marketable securities by DKK 8.5 million partly set-off by favorable changes in currencies.

Result before tax

Result before tax reflects operating result and net financial items, as discussed above. Result before tax for the three months ended March 31, 2020 was DKK –180.4 million, compared to DKK -128.8 million for the same period in 2019.

Income tax

During the three months ended March 31, 2020, we recognized DKK 0.9 million in net income tax benefit as a consequence of a negative result in the same period. The tax benefit includes DKK 1.4 million related to the Danish tax credit scheme (Skattekreditordningen) under which companies may obtain payment of the tax base of losses originating from R&D expenses of up to DKK 25 million (tax value of DKK 5.5 million).

No deferred tax asset has been recognized in the statement of financial position due to uncertainty as to whether tax losses carried forward can be utilized.

Net result and comprehensive result

Net result for the period consists of result before tax and income tax, and comprehensive result for the period consists of net result for the period and other comprehensive income. Net result and comprehensive result for the three months ended March 31, 2020 amounted to DKK -179.5 million compared to DKK -127.5 million for the same period in 2019. The decrease is primarily a result of the development in research and development expenses and net financial expenses partly set-off by the increase in revenue as discussed above, which had a net impact on operating income of DKK 52.0 million during the period.

Liquidity and capital resources

Equity

Equity as of March 31, 2020 was DKK 1,215.4 million corresponding to an equity ratio of 78%. The equity as of December 31, 2019 was DKK 1,242.7 million corresponding to an equity ratio of 80%. The increase in equity is mainly stemming from a private placement of DKK 137.2 million offset by loss for the period.

Marketable securities, cash and cash equivalents

As of March 31, 2020, marketable securities, cash and cash equivalents amounted to DKK 1,290.6 million as compared to DKK 1,380.5 million as of December 31, 2019. The decrease in cash and cash equivalents is a consequence of capital increase from private placement and warrant program exercised during the period offset by the cash used for operations.

Cash flow

Cash used in operating activities for the 3 months ended March 31, 2020 was DKK 212.2 million, as compared to cash generated by operations of DKK 48.9 million for the same period in 2019. The development is mainly related to the upfront payment from the Alexion license agreement received in Q1 2019 reducing the operational spending last year. Q1 2020 is further impacted by NDA fee to FDA on the RescuePen (USD 3m) recognized as other receivables due to the subsequent waiving and fee reimbursement anticipated in Q2 2020.

Cash used in investing activities for the three months ended March 31, 2020 amounted to DKK -18.7 million, as compared to DKK -29.7 million for the same period in 2019. Cash used in investing activities in 2020 related mainly to down payment on acquisition of Valeritas activities (USD 2.3m). Cash flow from investing activities for the three months ended March 31, 2019 was primarily related to the Beta Bionics investment and payment for royalty expenses related to the sale of future royalty and milestones (remainder balance from the 2018 transaction).

Cash flow from financing activities for the three months ended March 31, 2020 was DKK 145.0 million, compared to cash from financing activities of DKK 89.2 million for the same period in 2019. Cash from financing activities increased primarily as a result of the private placement of DKK 137.2 million. Cash from financing activities for the three months ended March 31, 2019 was related to a capital increase as part of the agreement with Alexion.

The total cash flow for the three months ended March 31, 2020 was DKK -85.9 million compared to DKK 108.4 million for the same period in 2019.

Risk factors

This interim report contains forward-looking statements, including forecasts of future expenses as well as expected business related events. Such statements are subject to risks and uncertainties as various factors, some of which are beyond the control of Zealand, may cause actual results and performance to differ materially from the forecasts made in this interim report. Without being exhaustive, such factors include e.g. the impact of the global COVID-19 pandemic, general economic and business conditions, including legal issues, scientific and clinical results, fluctuations in currencies, etc. A more extensive description of risk factors can be found in the 2019 Annual Report under the section Risk management and internal control.

Additionally, the global COVID-19 pandemic could potentially materially adversely impact our business and financial performance, including the timing of our clinical trials, projected regulatory approval timelines, our supply chain and sales of our approved products, as well as our Financial Guidance for 2020 in this interim report. In December 2019, a novel strain of coronavirus, COVID-19, was reported to have surfaced in Wuhan, China, and has since spread worldwide and been declared a global pandemic by the World Health Organization. COVID-19 has resulted in significant global business and economic disruption, as many jurisdictions have prohibited international travel and implemented social distancing, quarantine and similar measures in an attempt to restrain the spread of the coronavirus. COVID-19 has also impacted healthcare systems in the United States, where we sell the V-Go® wearable insulin delivery device, Denmark and other jurisdictions where we conduct clinical trials. The global COVID-19 pandemic continues to evolve, and its breadth and significant on our business and financial performance is uncertain.

Management’s statement on the interim report

The Board of Directors and the Management have considered and adopted the interim report of Zealand Pharma A/S for the period January 1 – March 31, 2020.

The report has been prepared in accordance with IAS 34 as issued by the International Accounting Standards Board (IASB) and as adopted by the EU and the additional Danish disclosure requirements for listed companies.

In our opinion, the interim report gives a true and fair view of the Group’s assets, equity and liabilities and financial position at March 31, 2020 as well as of the results of the Group’s operations and cash flow for the period January 1 – March 31, 2020.

Moreover, in our opinion, the Management’s Review gives a true and fair view of the development in the Company’s operations and financial conditions, of the net result for the period and the financial position while also describing the most significant risks and uncertainty factors that may affect the Group.

Copenhagen, May 14, 2020

Management

Emmanuel Dulac President and Chief Executive Officer	Matthew Dallas Senior Vice President and Chief Financial Officer	Adam Sinding Steensberg Executive Vice President and Chief Medical and Development Officer

Board of Directors

Alf Gunnar Martin Nicklasson Chairman	Kirsten Aarup Drejer Vice Chairman	Jeffrey Berkowitz Board member

Bernadette Mary Connaughton Board member	Leonard Kruimer Board member	Alain Munoz Board member

Michael John Owen Board member	Gertrud Koefoed Rasmussen Board member Employee elected	Iben Louise Gjelstrup Board member Employee elected

Jens Peter Stenvang Board member Employee elected	Nikolaj Frederik Beck Board member Employee elected

Independent auditor’s report

To the shareholders of Zealand Pharma A/S

We have reviewed the condensed consolidated interim financial statements of Zealand Pharma A/S for the period January 1 – March 31, 2020, which comprise a condensed consolidated income statement, balance sheet, statement of changes in equity, cash flow statement and notes. The condensed interim financial statements are prepared in accordance with IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and as adopted by the EU, and additional requirements of the Danish Financial Statements Act.

Management’s responsibility for the condensed consolidated interim financial statements

Management is responsible for the preparation of condensed interim financial statements in accordance with IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and as adopted by the EU, and additional requirements of the Danish Financial Statements Act and for such internal control as Management determines is necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on the condensed consolidated interim financial statements. We conducted our review in accordance with the International Standard on Review of Interim Financial Information Performed by the Independent Auditor of the Entity and additional requirements applicable in Denmark.

This requires us to conclude whether anything has come to our attention that causes us to believe that the condensed consolidated interim financial statements, taken as a whole, are not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and as adopted by the EU, and additional requirements of the Danish Financial Statements Act. This standard also requires us to comply with ethical requirements.

A review of the condensed consolidated interim financial statements in accordance with the International Standard on Review of Interim Financial Information Performed by the Independent Auditor of the Entity is a limited assurance engagement. The auditor performs procedures primarily consisting of making enquiries of Management and others within the company, as appropriate, applying analytical procedures and evaluate the evidence obtained.

The procedures performed in a review are substantially less that those performed in an audit conducted in accordance with the International Standards on Auditing. Accordingly, we do not express an audit opinion on the condensed consolidated interim financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that these condensed consolidated interim financial statements are not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and as adopted by the EU, and additional requirements of the Danish Financial Statements Act.

Copenhagen, May 14, 2020

Ernst & Young

Godkendt Revisionspartnerselskab

CVR no. 30 70 02 28

Christian Schwenn Johansen State Authorized Public Accountant mne33234	Rasmus Bloch Jespersen State Authorized Public Accountant mne35503

Condensed reviewed consolidated interim financial statements

Condensed reviewed consolidated statement of profit and loss for the three periods ended March 31, 2020 and 2019.

		Reviewed
DKK thousand	Note	Q1 2020	Q1 2019
Revenue	2	12,417	0

Research and development expenses		-164,651	-121,487
Administrative expenses		-25,076	-14,455
Other operating income		107	158
Operating result		-177,203	-135,784

Financial income		6,999	7,533
Financial expenses	3	-10,244	-568
Result before tax		-180,447	-128,819

Income tax		931	1,308
Net result for the period		-179,516	-127,511

Earnings/loss per share - basic/diluted (DKK)	4	-4.98	-4.13

Condensed reviewed consolidated statements of other comprehensive income (loss) for the three months period ended March 31, 2020 and 2019.

		Reviewed
DKK thousand	Note	Q1 2020	Q1 2019
Net result for the period		-179,516	-127,511
Adjustment of foreign currency fluctuations on subsidiaries		-27	0
Comprehensive result for the period		-179,543	-127,511

Condensed reviewed consolidated statements of cash flow for the three month periods ended March 31, 2020 and 2019.

		Reviewed
DKK thousand	Note	31.03.2020	31.03.2019
Net result for the period		-179,516	-127,511
Adjustments for non-cash items		11,928	10,256
Change in working capital		-31,770	-12,143
Financial income received		1,315	1,539
Financial expenses paid		-1,923	-568
Deferred revenue	2	-12,417	177,315
Income tax receipt		0	0
Income tax paid		0	0
Cash flow from operating activities		-212,383	48,888

Prepayment for acquisition of Valeritas business	13	-14,996	0
Royalty expenses regarding sale of future royalty and milestones		0	-6,575
Change in deposit		-1	-18
Purchase of other investments		0	-22,804
Purchase of property, plant and equipment		-3,701	-298
Sale of property, plant and equipment		0	25
Cash flow from investing activities		-18,698	-29,670

Proceeds from issuance of shares related to exercise of warrants	9	10,263	5,570
Proceeds from issuance of shares	9	137,236	85,585
Costs related to issuance of shares		-2	0
Leasing installments		-2,865	-1,931
Cash flow from financing activities		144,632	89,224

Decrease/increase in cash and cash equivalents		-86,449	108,441
Cash and cash equivalents at beginning of period		1,081,060	860,635
Exchange rate adjustments		5,096	-6,151
Cash and cash equivalents at end of period		999,707	962,925

Condensed consolidated statements of financial position as of March 31, 2020 and 2019 and December 31, 2019

		Reviewed	Audited
DKK thousand	Note	March 31, 2020	December 31, 2019
ASSETS
Non-current assets
Intangible assets		2,480	2,480
Plant and machinery		14,050	13,457
Other fixtures and fittings, tools and equipment		8,391	8,337
Leasehold improvements		4,131	3,913
Fixed assets under construction		16,390	14,001
Right-of-use assets	5	100,692	85,632
Deposits		9,013	9,012
Other investments	6	36,450	35,632
Total non-current assets		191,597	172,464

Current assets
Trade receivables		29	751
Prepaid expenses		39,767	30,755
Corporate tax receivable		8,884	7,101
Other receivables	7	30,676	7,935
Marketable securities	6	290,935	299,448
Cash and cash equivalents	8	999,707	1,081,060
Total current assets		1,369,998	1,427,050

Total assets		1,561,595	1,599,514

EQUITY AND LIABILITIES
Share capital	9	36,888	36,055
Share premium		2,801,571	2,650,142
Translation reserve		-27	0
Accumulated loss		-1,623,040	-1,443,524
Equity		1,215,392	1,242,673

Deferred revenue		67,315	83,639
Lease liabilities	5	91,234	78,068
Non-current liabilities		158,549	161,707

Trade payables		41,737	57,533
Corporate tax payables		1,519	614
Leasing liabilities	5	9,973	7,692
Deferred revenue		60,158	56,251
Other liabilities	10	74,267	73,044
Current liabilities		187,654	195,134

Total liabilities		346,203	356,841

Total equity and liabilities		1,561,595	1,599,514

Condensed consolidated statements of changes in equity as of March 31, 2020 and March 31, 2019

		Reviewed
				Retained
	Share	Share	Translation	loss
DKK thousand	capital	premium	reserve	(restated)	Total
Equity at January 1, 2019	30,787	1,979,493	0	-893,999	1,116,281
Restatement 1)	0	-22,015	0	22,015	0
Restated equity at January 1, 2019	30,787	1,957,478	0	-871,984	1,116,281
Other comprehensive income for the period	0	0	0	0	0
Net profit for the period	0	0	0	-127,511	-127,511
Share-based compensation expenses	0	4,366	0	0	4,366
Capital increase	875	90,280	0	0	91,155
Costs related to capital increases	0	0	0	0	0
Equity at March 31, 2019	31,662	2,052,124	0	-999,495	1,084,291

Equity at January 1, 2020	36,055	2,650,142	0	-1,443,524	1,242,673
Other comprehensive income for the period	0	0	-27	0	-27
Net loss for the period	0	0	0	-179,516	-179,516
Share-based compensation expenses	0	4,766	0	0	4,766
Capital increase	833	146,665	0	0	147,498
Costs related to capital increases	0	-2	0	0	-2
Equity at March 31, 2020	36,888	2,801,571	-27	-1,623,040	1,215,392

1.	Reclassification between share premium and retained loss arising from restatement of warrants. See note 1.

Note 1 - Significant accounting policies and significant accounting estimates and assessments

The reviewed condensed consolidated interim financial statements of Zealand Pharma A/S (“the Company”) have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and as adopted by EU and additional Danish requirements for submission of interim reports for companies listed on Nasdaq Copenhagen. The reviewed condensed consolidated interim financial statements are presented in Danish kroner (DKK) which is the functional currency of the parent company.

Accounting policies

The accounting policies used in the reviewed condensed consolidated interim financial statements are consistent with those used in the Company’s Annual report for the year ended December 31, 2019 except for the adoption of new standards effective as of January 1, 2020 as discussed below.

A few amendments and interpretations apply for the first time in 2020, but do not have an impact on the interim condensed consolidated financial statements of the Group.

Amendments to IFRS 3: Definition of a Business

The amendment to IFRS 3 clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. Furthermore, it clarified that a business can exist without including all of the inputs and processes needed to create outputs. These amendments had no impact on the consolidated financial statements of the Group, but may impact future periods should the Group enter into any additional business combinations.

Amendments to IFRS 7, IFRS 9 and IAS 39: Interest Rate Benchmark Reform

The amendments to IFRS 9 and IAS 39 Financial Instruments: Recognition and Measurement provide a number of reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainties about the timing and or amount of benchmark-based cash flows of the hedged item or the hedging instrument. These amendments had no impact on the consolidated financial statements of the Group as it does not have any interest rate hedge relationships.

Amendments to IAS 1 and IAS 8: Definition of Material

The amendments provide a new definition of material that states “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.”

The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. These amendments had no impact on the consolidated financial statements of, nor is there expected to be any future impact to the Group.

Significant accounting estimates and assessments

In the preparation of the reviewed condensed consolidated interim financial statements, the Company’s management (“Management”) makes several accounting estimates that form the basis for the presentation, recognition and measurement of the Company’s assets and liabilities.

In the application of the Company’s accounting policies, Management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. The estimates used are based on assumptions assessed as reasonable by Management; however, estimates are inherently uncertain and unpredictable. The assumptions can be incomplete or inaccurate, and unexpected events or circumstances might occur. Furthermore, the Company is subject to risks and uncertainties that might result in deviations in actual results compared with estimates.

Business combinations

Where the Group acquires control of another business, the cost of the acquisition has to be allocated to the assets, liabilities and other contingent liabilities of the acquired business, with any residual value recorded as goodwill.

This process involves management making an assessment of the fair value of these items as well as an assessment regarding whether control exists. Management judgement is particularly involved in the recognition and measurement of the following items at fair value:

•	intellectual property: this may include patents, licenses, trademarks and similar rights for currently marketed products, and also the rights and scientific knowledge associated with projects that are currently in research or development phases, and requires the projection of estimated future cash inflows and outflows and relevant risks, the terminal value of these assets, discount rates and weighted average costs of capital,

•	working capital items such as trade receivables, inventory (raw materials, work in process, parts and finished goods), prepaid expenses, trade payables, and fixed assets

•	Guarantees, warranties, indemnities, rights, claims, counterclaims etc. set off against third parties relating to the acquired assets or assumed liabilities, including rights under vendors’ and manufacturers’ warranties, indemnities, guaranties and avoidance claims and causes of action under any applicable Law, employee liabilities and other contingencies

In all cases, management makes an assessment based on the underlying economic substance of the items concerned, and not only on the contractual terms, in order to fairly present these items. In making these assessments, management relies to a significant extent on the work of valuation experts. However, the assessments are highly subjective and sensitive to the assumptions used.

For further information regarding significant accounting estimates and judgments related to revenue recognition please see Note 1 in the Annual Report 2019.

No significant changes have been made in accounting estimates and assessments in the period January 1 – March 31, 2020.

Note 2 - Revenue

Recognized revenue can be specified as follows for all agreements:

DKK thousand	Q1 2020	Q1 2019
Alexion Pharmaceuticals Inc.	12,417	0
Total license revenue	12,417	0
Total revenue	12,417	0

Revenue for the first three months of 2020 of DKK 12.4 million relate to the research and development agreement with Alexion Pharmaceuticals entered into in March 2019. Under the agreement DKK 127.5 million is accounted for as deferred revenue at March 31, 2020. For further information please see Note 2 in the Annual Report 2019. No revenue was recognized in the first three months of 2019.

Zealand is managed and operated as one business unit, which is reflected in the organizational structure and internal reporting. No separate lines of business or separate business entities have been identified with respect to any of the product candidates or geographical markets and no segment information is currently disclosed in the internal reporting. The business structure following the acquisition of the Valeritas business at April 2, 2020 will be considered for the purpose of potential reporting on operating segments with effect from the interim reporting for the period ended June 30, 2020.

All Zealand revenue can be attributed to countries other than Denmark.

Note 3 - Financial expenses

Recognized financial expenses can be specified as follows:

DKK thousand	Q1 2020	Q1 2019
Interest expenses and banking fees	-1.731	-586
Fair value adjustment of marketable securities	-8.513	0
Financial expenses	-10,244	-568

Note 4 - Earnings/Loss per share

The earnings/loss and weighted average number of ordinary shares used in the calculation of basic and diluted earnings/loss per share are as follows:

DKK thousand	Q1 2020	Q1 2019
Net earnings/loss for the period	-179,516	-127,511
Net earnings/loss used in the calculation of basic and diluted earnings/loss per share	-179,516	-127,511

Weighted average number of ordinary shares	36,115,635	30,907,475
Weighted average number of treasury shares	-64,223	-64,223
Weighted average number of ordinary shares used in the calculation of basic and diluted loss per share	36,051,412	30,843,252

Earnings/loss per share - basic/diluted (DKK)	-4.98	-4.13

The following potential ordinary shares are anti-dilutive and are therefore excluded from the weighted average number of ordinary shares for the purpose of diluted earnings/loss per share:

	March 31, 2020	March 31, 2019
Outstanding warrants under the 2010 Employee incentive program	5,459	146,359
Outstanding warrants under the 2015 Employee incentive program	1,593,213	1,573,750
Total outstanding warrants, which are anti-dilutive	1,598,672	1,720,109

For further information on the Employee incentive programs please see Note 6 in the Annual Report 2019.

Note 5 - Right of use assets

Right-of-use-assets for property of DKK 100.7 million and lease liability of DKK 101.2 million were recognized as at March 31, 2020 as compared to DKK 85.6 million and DKK 85.8 million, respectively, as of December 31, 2019. The increase in the balance during Q1 2020 primarily relates to parking spaces at the new headquarter in Søborg, Denmark.

Note 6 - Financial instruments

As of March 31, 2020 and December 31, 2019, the following financial instruments are measured at fair value through profit or loss:

DKK thousand	March 31, 2020	December 31, 2019
Marketable securities	290,935	299,448
Other investments	36,450	35,632
Financial assets measured at fair value	327,385	335,080

The fair value of marketable securities and other investments is based on Level 1 and Level 3, respectively, in the fair value hierarchy. No financial assets are based on Level 2.

Other investments consist of a USD 5.3 million (December 31, 2019: USD 5.3 million) investment in Beta Bionics, Inc., the developer of iLet™, a fully integrated dual-hormone pump (bionic pancreas) for autonomous diabetes care. The investment in Beta Bionics, Inc. is recorded at fair value based on level 3 in the fair value hierarchy through profit and loss. The valuation is based on the capital contributions made by either Zealand or other investors, and investee’s current business plan, which management considers approximates the fair value. Refer to note 15 in the Annual Report 2019. The fair value remains unchanged in the period ended March 31, 2020.

A currency conversion impact of DKK 0.8 million on other investments and a fair value adjustment of DKK -8.5 million on the marketable securities have been recognized in financial income and expenses, respectively, for Q1 2020 (Q1 2019: DKK 0.8 million in total).

No transfers between the levels of the fair value hierarchy have occurred during the interim periods ended March 31, 2019 and 2020, respectively.

There are no other financial instruments based on level 3 in the fair value hierarchy.

Below shows the fair value hierarchy for financial instruments measured at fair value in the balance sheet. The financial instruments in question are grouped into levels 1 to 3 based on the degree to which the fair value is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2 fair value measurements are those derived from input other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices)

•	Level 3 fair value measurements are those derived from valuation techniques that include input for the asset or liability that are not based on observable market data (unobservable input)

The carrying amount of other financial assets and financial liabilities approximates the fair value.

Note 7 - Other receivables

DKK thousand	March 31, 2020	December 31, 2019
VAT	5,946	5,437
Other	24,730	2,498
Total other receivables	30,676	7,935

Increase in Other receivables is due to payment of New Drug Application fee paid to FDA for submitting NDA for RescuePen. Amount will be returned as fee has been waived by FDA.

Note 8 - Cash and cash equivalents

DKK thousand	March 31, 2020	December 31, 2019
DKK	689,547	732,405
USD	251,859	306,748
EUR	58,301	41,907
Total cash and cash equivalents	999,707	1,081,060

Note 9 - Changes in share capital

The following changes have occurred in the share capital during the respective year-to-date interim periods:

No. of shares
Share capital at January 1, 2019	30,786,827
Capital increase on March 15, 2019 (issue of shares related to exercise of warrants)	72,000
Capital increase on March 25, 2019 (private placement and directed issue of shares)	802,859
Share capital at March 31, 2019	31,661,686

Share capital at January 1, 2020	36,054,661
Capital increase on March 20, 2020 (issue of shares related to exercise of warrants)	91,475
Capital increase on March 26, 2020 (private placement and directed issue of shares)	741,816
Share capital at March 31, 2020	36,887,952

Note 10 - Other liabilities

DKK thousand	March 31, 2020	December 31, 2019
Severance payment	0	170
Employee benefits	37,248	36,082
Royalty payable to third party	6,986	6,843
Other payables	30,033	29,949
Total other liabilities	74,267	73,044

Note 11 - Contingent assets, liabilities and contractual obligations

Zealand is still eligible for a payment from Sanofi of up to USD 15.0 million in total, expected during 2020 and 2022. However, it is Management’s opinion that the amount of any payment cannot be determined on a sufficiently reliable basis, and has therefore not recognized an asset in the financial position of the Group.

At March 31, 2020, total contractual obligations related to agreements with CROs amounted to DKK 281.6 million (DKK 172.8 million for 2020 and DKK 108.8 million for the years 2021 up to and including 2023).

Zealand may be required to pay future development, regulatory and commercial milestones related to the acquisition of Encycle Therapeutics. Refer to note 12 in the Annual Report 2019.

Note 12 - Long-term incentive and warrant programs

No new warrants or RSUs have been granted during the period ended March 31, 2020.

Long-term incentive programs granted after the reporting period

On April 15, 2020, Zealand granted 631,288 new warrants to Executive Management, Corporate Management and employees in Denmark and the United States.

The 631,288 warrants give the rights to subscribe for up to 631,288 new Zealand shares with a nominal value of DKK 1 each, corresponding to 1.7% of Zealand's total outstanding share capital. The exercise price is DKK 224.40, calculated as the closing price of Zealand’s shares on Nasdaq Copenhagen on April 14, 2020.

268,156 warrants granted to U.S. management and employees will vest annually over a three year period, and the exercise of the warrants may take place, in whole or in part, in defined time windows from April 15, 2021 up to and including April 14, 2030. 363,132 warrants granted to Danish management and employees will vest at the three-year anniversary of the grant date, and the exercise of the warrants may take place, in whole or in part after the three-year period, in defined time windows from April 15, 2023 up to and including April 14, 2030.

The exercise time windows for all granted warrants are defined as four times a year during a four-week window following the time of publication of either the Zealand's annual report or quarterly or semi-annual reports (three, six and nine months respectively).

The total new warrants granted have a combined market value of DKK 59,688,553 million calculated on the basis of the Black–Scholes model. The cost of each warrant is DKK 93.40 based on Black-Scholes parameters for U.S. grants based with an a four-year historic volatility of 45.5%, an average risk-free interest rate of -0.337%, and a share price of DKK 224.40. The grants to Danish employees have a 10 year lifetime and vest over three years. The cost of the warrants issued to Danish employees is DKK 95.40. The Black-Scholes parameters used are a four-year historic volatility of 44.7%, a risk-free interest rate of -0.31% and a share price of DKK 224.40.Total cost for this warrant program will be recognized over the vesting period starting at April 15, 2020 i.e. in the period ending June 30, 2020.

April 15, 2020 implementation of an updated long-term incentive program (LTIP) for Zealand’s Executive and Corporate Management was announced.

The updated LTIP is to align with select European and U.S. biotech peers, and is intended to drive long-term performance, align management’s interests with those of Zealand’s shareholders, and to support the attraction, retention and motivation of first-rate executive talent.

Under the LTIP, the Executive Management and Corporate Management are eligible to receive annual grant of restricted share units (RSUs) free of charge instead of PSUs. The grant cannot exceed 25% of the annual base salary at grant.

The 2020 RSU grants have a three-year vesting period from April 15, 2020 to April 14, 2023. Each vested RSU entitles the holder to receive one share in Zealand at no cost, provided the holders continued employment throughout the vesting period.

The first grant of RSUs under the LTIP will have an estimated aggregate theoretical value of DKK 4.0 million, while each RSU has a value of DKK 185.90.

The value of the RSUs is determined as the simple average of the closing price of the Zealand share on Nasdaq Copenhagen A/S for a period of five trading days following the publication of Zealand’s annual report for the preceding financial year.

Note 13 - Business combinations

Acquisitions after the reporting period

Acquisition of medical technology business from Valeritas, Inc.

On April 2, 2020 the Zealand acquired the medical technology business from Valeritas, Inc. pursuant to the terms of the stalking horse asset purchase agreement previously entered into with Valeritas and following approval by the U.S. Bankruptcy Court for the District of Delaware on March 20, 2020.

Valeritas was a U.S.-based commercial-stage company whose activities comprised development, production and sale of wearable disposable insulin pumps and has therefore been acquired to accelerate Zealand’s plans for establishing U.S. operations to support the anticipated launch of the dasiglucagon HypoPal® rescue pen.

The acquisition comprises all medical technology business related tangible and intangible assets that pursuant to the Bankruptcy Code was transferred to Zealand free and clear of all Claims, Liabilities and Encumbrances including the Valeritas workforce. Additionally, the acquisition includes most of the working capital assets and selected liabilities.

Assets acquired mainly comprise intellectual property, goodwill, accounts receivable and inventory. Due to the late closing of the acquisition, it has not been practically possible to prepare the initial accounting for the business combination. The preliminary purchase price allocation for the acquisition will be included in the interim financial report for the period ending June 30, 2020. Thus, the initial accounting for the business combination is incomplete at the time the interim financial report for the period ended March 31, 2020 is authorized for issue.

The purchase consideration paid at April 2, 2020 consisted of a cash payment of DKK 157 million (USD 23 million). Furthermore, Zealand Pharma is required to pay up to DKK 10 million (USD 1.5 million) in prepetition cure costs pursuant to the Bankruptcy Code. A deposit amounting to DKK 15 million (USD 2.3 million) made during the interim period reported and therefore presented as a prepaid expense in the period ended March 31, 2020 was set-off in the cash consideration paid.

Acquisition-related costs incurred amount to DKK 7.1 million are included in administrative expenses in profit or loss for the period January to March 2020.

The acquisition will be accounted with effect from April 2, 2020 by using the acquisition method.

Note 14 - Significant events after the reporting period

On April 2, 2020 Zealand announced the acquisition of the business from Valeritas Inc. For further information please refer to Note 13.

On April 15, 2020 Zealand announced new grant of long-term incentive program. For further information please refer to Note 12.

Except as noted above, no other significant events have occurred after the end of the reporting period.